Exhibit 99.4

ICI EXITS INEOS CHLOR

ICI and Ineos have agreed to restructure their financial and shareholding relationships with respect to Ineos Chlor. Under the agreement announced today, ICI will cease to make further funding available to Ineos Chlor and will transfer its 15% shareholding in Ineos Chlor to Ineos.

This restructuring forms part of a revised financing package for Ineos Chlor that supports the modernisation of its chloralkali facility at Runcorn, Cheshire, UK.

In July 2003, ICI and Ineos announced a financing package to support the modernisation, comprising £45m from Ineos, £60m from ICI, and Regional Selective Assistance from the UK government. This was in addition to the original £100m loan facility that ICI had previously agreed to provide as part of the divestment of 85% of the business in 2001. To date ICI has made available to Ineos Chlor £105m of its total funding commitment of £160m.

Ineos has now agreed to take over ICI’s outstanding funding commitment to Ineos Chlor of £55m. ICI has written off all existing indebtedness from Ineos Chlor, and has taken an exceptional charge of £5m before tax in its third quarter results.

- Ends -

October 25, 2004